Transamerica Asset Management, Inc. 1801 California St, Suite 5200 Denver, CO 80202

September 14, 2022

VIA EDGAR CORRESPONDENCE

Mr. Christopher Bellacicco

United States Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, DC 20549-0102

Re:	Transamerica Funds (the “Trust” or “Registrant”)

Form N-14 / File No. 333-266910

Dear Mr. Bellacicco:

On behalf of the Registrant, we are filing this letter to respond in writing to comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission” or the “SEC”) on the Registration Statement on Form N-14 (the “Registration Statement”) filed pursuant to Rule 488 under the Securities Act of 1933, as amended (the “1933 Act”), with the Commission on August 16, 2022 (Accession Number: 0001193125-22-222166), relating to the proposed reorganization (the “Reorganization”) of Transamerica High Quality Bond (“Target Fund”) into Transamerica Short-Term Bond (“Destination Fund”). The Target Fund and Destination Fund, both series of the Trust, are sometimes referred to herein as a “Fund.”

Below are the Staff’s comments, which were conveyed to the Registrant on September 8, 2022 and the Registrant’s responses thereto.

1.	Comment: In the “Introduction” section, please clearly state the solicitor of the proxy statement in the first paragraph.

Response: The Registrant has made changes consistent with the Staff’s comment.

2.	Comment: In the “Where to Get More Information” section, please supplementally explain the reasoning for amending and restating the Statement of Additional Information (“SAI”) on September 9, 2022.

Response: The Registrant supplementally notes that the SAI, which is a combined SAI covering additional series of the Registrant, was amended and restated on September 9, 2022 to incorporate the newly registered Class R, Class R4 and Class I3 shares of the Destination Fund into the SAI.

3.

Comment: In the “Questions and Answers – Why did the Trustees Approve the Reorganization?” section, please disclose any drawbacks that the Trustees considered in determining to approve the Reorganization.

Response: The Registrant believes the current disclosure adequately reflects the Trustees’ considerations of the proposed Reorganization including that the Destination Fund’s management fee schedule is higher than that of the Target Fund at lower asset levels. However, the Registrant has made certain changes to the noted disclosure in response to the Staff’s comment.

4.

Comment: Please prominently disclose throughout the Registration Statement, for example in bold lettering, that the management fee schedule of the Destination Fund is higher than that of the Target Fund at lower asset levels.

Response: The Registrant has bolded certain disclosure in response to the Staff’s comment.

5.

Comment: In the “Questions and Answers – How do the Target Fund and the Destination Fund compare? – Investment Manager, Sub-Advisers and Portfolio Managers” section, please disclose that the Target Fund’s sub-adviser is not affiliated with Transamerica Asset Management, Inc. (“TAM”), while the Destination Fund’s sub-adviser, Aegon USA Investment Management, LLC, is an affiliate of TAM.

Response: The Registrant has made certain changes to the noted disclosure in response to the Staff’s comment.

6.

Comment: The Staff notes that the Destination Fund’s investment strategy permits the use of derivatives. Please supplementally explain the purpose for the use of such derivatives, such as whether they will be used for hedging or speculative purposes. Further, if the Fund will utilize derivatives for speculative purposes please provide that disclosure in the Registration Statement.

Response: The Registrant supplementally notes that the “Comparison of Transamerica High Quality Bond and Transamerica Short-Term Bond Principal Investment Strategies” section of the Proxy Statement/Prospectus describes how derivatives may be used by the Destination Fund. More specifically, this section of the Proxy Statement/Prospectus states that the Destination Fund’s investment strategies involving derivatives “may be employed as a hedging technique, as a means of altering investment characteristics of the fund’s portfolio (such as shortening or lengthening duration), in an attempt to enhance returns or for other purposes.”

7.	Comment: In the “Summary” section, please discuss any differences or lack thereof in the distribution, purchase, exchange or redemption procedures as required by Item 3(b) of Form N-14.

Response: The Registrant confirms that the Destination Fund and the Target Fund have the same distribution, purchase and redemption procedures and exchange rights. The Registrant has clarified this in the relevant disclosure in response to the Staff’s comment.

8.

Comment: In the “Questions and Answers – What happens if the Reorganization is not approved?” section, please disclose if the Board will consider liquidating the Target Fund as an alternative action if the Reorganization is not approved by shareholders.

Response: The Registrant has revised the noted disclosure in response to the Staff’s comment.

9.	Comment: If the investment objective of either Fund may be changed without shareholder approval, please disclose that information. See Item 9A of Form N-1A, Item 5(a) of Form N-14 (cross reference).

Response: The Registrant has revised the disclosure in the “Summary” section to reflect that each Fund’s investment objective may be changed without shareholder approval.

10.

Comment: In the “Comparison of Transamerica High Quality Bond and Transamerica Short-Term Bond” section, please provide a narrative discussion highlighting some of the differences between the Funds’ investment strategies.

Response: The Registrant has added a narrative discussion to the noted section in response to the Staff’s comment.

11.

Comment: In the “Comparison of Transamerica High Quality Bond and Transamerica Short-Term Bond” section, the Staff notes that the Registrant provides net asset information for the Target Fund and the Destination Fund as of February 28, 2022. Please provide more recent net asset information for each Fund.

Response: The Registrant has updated the net asset information as of August 31, 2022 in response to the Staff’s comment.

12.

Comment: In the “Comparison of Transamerica High Quality Bond and Transamerica Short-Term Bond – Management Fees” section, please supplementally explain the difference in management fee rates paid to TAM by the Target Fund:

“TAM receives compensation, calculated daily and paid monthly, from the Target Fund at an annual rate of 0.38% of the Fund’s average daily net assets.

For the fiscal year ended October 31, 2021, the Target Fund paid management fees of 0.37% of the Fund’s average daily net assets.”

Response: The Registrant supplementally notes that the Target Fund’s contractual management fee is 0.38% of the Target Fund’s average daily net assets. For the fiscal year ended October 31, 2021, the Target Fund paid an effective management fee rate of 0.37%, after giving effect to fee waiver and/or expense reimbursement arrangements.

13.	Comment: In the “Comparison of Principal Risks of Investing in the Funds” section, please provide a narrative discussion highlighting some of the differences between the Funds’ principal risks.

Response: The Registrant has added a narrative discussion in the noted section in response to the Staff’s comment.

14.	Comment: In the “Comparison of Principal Risks of Investing in the Funds” section, please supplementally explain how a “key principal risk” differs from a “principal risk”.

Response: The Registrant supplementally notes that “key principal risks” are risks listed first in order of significance, followed by the remaining principal risks listed in alphabetical order.

15.

Comment: In the “Funds’ Fee and Expenses” section, the Staff notes that the fees and expenses for the Funds are based on the fees and expense for the fiscal year ended October 31, 2021 and the pro forma expenses for the combined Destination Fund after giving effect to the Reorganization is based on pro forma net assets as of April 30, 2022. Please confirm there are no material changes in the fees since these dates.

Response: The Registrant so confirms.

16.

Comment: In the “Fees and Expenses” section, the Staff notes that “total expense ratios for the existing share classes of the Destination Fund are not expected to increase except in the case of Classes C and R6 of the Destination Fund, which are expected to increase by one basis point”. Please supplementally confirm if those share classes are at issue in the reorganization.

Response: The Registrant supplementally notes that Class C and Class R6 shares of the Destination Fund are not being issued in the Reorganization.

17.

Comment: In the “Reasons for the Proposed Reorganization – Investment Performance” section, it is stated that the Destination Fund has underperformed Class I3 of the Target Fund for the past 1-year period. Please disclose the percentage of this underperformance.

Response: The Registrant has made changes to the noted disclosure in response to the Staff’s comment.

18.	Comment: In the “Portfolio Securities” section, please disclose the cost of repositioning as a percentage of the Target Fund’s net assets.

Response: The Registrant has made changes to the noted disclosure in response to the Staff’s comment.

19.	Comment: Please disclose whether there are any legal proceedings against the Registrant. See Item 10(a)(3) of Form N-1A, Item 5(a) Form N-14 (cross reference).

Response: The Registrant notes there are no legal proceedings requiring disclosure under the noted item of Form N-1A.

20.

Comment: In the “Ownership of Shares of the Funds” section, please disclose persons who own 5% or more of the Destination Fund and also disclose any control persons that own 25% or more of the outstanding shares of the Destination Fund. See Item 7(c)(4)(i) and Item 7(c)(4)(ii) of Form N-14.

Response: The Registrant has revised the noted disclosure in response to the Staff’s comment.

21.	Comment: In the “Financial Statement Experts” section, please include a hyperlink when incorporating by reference as required by the Fixing America’s Surface Transportation (FAST) Act.

Response: The Registrant has added the hyperlink to the noted disclosure in response to the Staff’s comment.

22.	Comment: In Part B of the Registration Statement, please confirm that all hyperlinks are accurate.

Response: The Registrant so confirms.

Please direct any comments or questions concerning this filing to the undersigned at 727-299-1821.

Very truly yours,

/s/ Dennis P. Gallagher
Dennis P. Gallagher
Chief Legal Officer and Secretary
Transamerica Funds